Exhibit 11.0

MINORPLANET SYSTEMS USA, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE
(in thousands, except per share data)

	Three months ended November 30,
	2003	2002

Net loss applicable to common stockholders:	$(3,280)	$(4,473)
Weighted average number of shares outstanding:
Weighted average number of shares outstanding, net of treasury shares - Basic EPS	9,670	9,670
Additional weighted average shares for assumed exercise of stock options, net of shares assumed to be repurchased with exercise proceeds	—	—

Weighted average number of shares outstanding, net of treasury shares - Diluted EPS	9,670	9,670

Net loss per common share applicable to common stockholders:
Basic and diluted EPS	$(0.34)	$(0.46)

     During the above mentioned periods, the Company had securities outstanding that could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities, restated to reflect the reverse stock split effected December 3, 2003, consist of the following.

	Three months ended November 30,
	2003	2002

Outstanding stock options	322,181	330,925
Outstanding warrants to purchase common stock	93,150	33,150